FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of March
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND/OR CONNECTED PERSONS

This notification relates to a transaction notified in accordance with DTR 3.1.2 R and 3.1.4 R (1)(a)

1	Name of the issuer
HSBC Holdings plc
2	Name of the person discharging managerial responsibilities or, where applicable, the name of the person connected with a person discharging managerial responsibilities
S T Gulliver, a person discharging managerial responsibilities
3	Description of shares (including class), debentures, derivatives or any other financial instruments relating to shares
US$0.50 ordinary shares
4	State the nature of the transaction

Release by the Trustee of 292,692 ordinary shares following the partial vesting of the 2011 deferred award of Restricted Shares made to S T Gulliver under the HSBC Share Plan. The Trustee of the Plan sold a total of 292,692 shares (including 152,200 to meet the tax liability). Mr Gulliver must retain 140,692 shares from his existing holding for a period of six months.

5	Number of shares, derivatives or any other financial instruments relating to shares acquired
N/A
6	Number of shares, derivatives or any other financial instruments relating to shares disposed
292,692
7	Price per share or value of transaction
£7.2655
8	Date and place of transaction
15 March 2013, London
9	Date issuer informed of transaction
18 March 2013
10	Total holding following notification
4,792,368
11	Name of duly authorised officer/official of issuer responsible for making notification
Peter Harvey, Senior Assistant Secretary, 020 7992 1401
12	Date of notification
18 March 2013

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                       By:

                                                                                Name:   P A Stafford

                                                                                                Title: Assistant Group Secretary

                                                                                Date: 18 March 2013